Exhibit 99.77(d)

ITEM 77D – Policies with Respect to Security Investments

1.         On January 23, 2014, the Board of Trustees for ING High Yield Bond Fund and ING Intermediate Bond Fund approved a proposal to remove the following non-fundamental investment restrictions effective January 31, 2014:

ING High Yield Bond Fund and ING Intermediate Bond Fund may not invest more than 15% in securities of foreign issuers which are not listed on a recognized domestic or foreign securities exchange.

ING High Yield Bond Fund and ING Intermediate Bond Fund will purchase and write put and call options on stock index options only for hedging purposes and only if a secondary market exists on an exchange or over-the-counter. Each Fund may invest in currency and interest rate options for non-hedging purposes.

ING Intermediate Bond Fund may only invest in synthetic securities of companies with corporate debt rated “A” or higher.

ING Intermediate Bond Fund may not make short sales of securities if to do so would create liabilities or require collateral deposits and segregation of assets aggregating more than 25% of the Fund’s total assets (taken at market value). No more than 25% of ING Intermediate Bond Fund’s assets may be subject to short sales “against the box” (determined at the time of the short sale).